

February 28, 2013

Via E-mail
Mr. Julian Spitari
Chief Executive Officer
FrogAds, Inc.
21820 Burbank Boulevard, Suite 325
Woodlands Hills, CA 91367

    Re: **FrogAds, Inc.**
               Form 10-K for the Fiscal Year Ended March 31, 2012
               Filed July 19, 2012
               File No. 333-167077

Dear Mr. Spitari:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   The staff received an SECPS letter from M&K CPAs, PLLC (M&K) dated February 19, 2013 notifying the Office of the Chief Accountant that your client-auditor relationship with them has ceased. This comment is to inform you that the company should file the Item 4.01 Form 8-K immediately. The filing was due on the fourth business day following the date the relationship with M&K ceased.

        Item 304 of Regulation S-K describes the disclosure requirements of the Item 4.01 Form 8-K. In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The former accountants' confirming letter should be filed with an amended Form 8-K on Exhibit 16.

2.   Furthermore, please tell us your consideration for filing an Item 4.02 Form 8-K in light of the statements made by M&K in their above referenced letter with respect to your financial statements for the year ended March 31, 2011 and quarterly period ended December 31, 2010.

Form 10-K for the Fiscal Year Ended March 31, 2012

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 19

3.   We note that your discussion of disclosure controls and procedures refers to the definition in Exchange Act Rules "13a-15(c) and 15d-15(e)." Please note that disclosure controls and procedures are defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please confirm that you used the appropriate definition and that references to the Exchange Act Rules will be revised in future filings.

Report of Independent Registered Public Accounting Firm, page F-2

4.   We note that the third paragraph of the audit report indicates that M&K CPAs have concluded that your financial statements present fairly the financial position and results of operations and cash flows "in conformity with U.S. generally accepted principles." Please obtain and amend your Form 10-K to include an opinion that references conformity with "U.S. generally accepted <u>accounting</u> principles" as required by AU Section 508.08.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief